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UNITED STATES	OMB Number: 3235-0058
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SEC FILE NUMBER 000-21235
FORM 12b-25
CUSIP NUMBER 54908P104
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

PART I – REGISTRANT INFORMATION
LoyaltyPoint, Inc. Full Name of Registrant
BarPoint.com, Inc. Former Name if Applicable
3885 Crestwood Parkway, Suite 550 Address of Principal Executive Office (Street and Number)
Duluth, GA 30096 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Due to the complexity of our financial statements for 2004, which involved accounting for our reverse merger and several acquisitions during the year, the preparation of our financial statements was delayed. For this reason, a short delay in filing our Report on Form 10-KSB is required.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jeffrey S. Benjamin (Name)	(770) 638-5101 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐ No ______________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for 2004 was approximately $64,700,000 as compared to $1,772,249 for 2003. LoyaltyPoint, Inc. will have a net loss for 2004 of approximately $6,600,000 as compared to a net loss of $7,849,774 for 2003. The difference in revenue and net loss are primarily attributable to the acquisition of certain assets of The National Scrip Center, Inc. which was completed on January 9, 2004 and entering into a new distributorship relationship with American Express Incentive Services, LLC.

LoyaltyPoint, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2005

By	/s/ Jeffrey S. Benjamin
Jeffrey S. Benjamin,
Chief Financial Officer

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).